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                          May 25, 2021

       Amir Adnani
       President, Chief Executive Officer
       URANIUM ENERGY CORP
       1030 West Georgia Street, Suite 1830
       Vancouver, British Columbia, Canada, V6E 2Y3

                                                        Re: URANIUM ENERGY CORP
                                                            Registration
Statement on Form S-3
                                                            Filed May 17, 2021
                                                            File No. 333-256170

       Dear Mr. Adnani:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation